SEC
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SEP 01 2020

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20014195

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2019 (MM/DD/YY) AND ENDING June 30, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Growers Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15525 Sand Canyon
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway Suite 300	Dallas	TX	75242
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori L Duquette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Growers Financial Services, Inc., as of August 28, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. DOIDGE
Notary Public - California
Orange County
Commission # 2303342
My Comm. Expires Sep 21, 2023

Lori L Duquette 8-28-20
Signature

Chief Compliance Officer
Title

Mary E. Doidge
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Western Growers Financial Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
Western Growers Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Western Growers Financial Services, Inc. (Company) and the Securities Investor Protection Corporation (SIPC), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no difference.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2020 noting a $6 difference.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting a $39 difference on line 2c.(7).
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no difference.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
August 27, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Western Growers Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Western Growers Financial Services, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the exemption provisions) under which Western Growers Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, and (2) Western Growers Financial Services, Inc. stated that Western Growers Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Western Growers Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Growers Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 27, 2020

COMMUNICATIONS WITH THE
BOARD OF DIRECTORS

WESTERN GROWERS FINANCIAL SERVICES, INC.

June 30, 2020

MOSSADAMS

MOSSADAMS

Communications with the Board of Directors

To the Board of Directors
Western Growers Financial Services, Inc.

We have audited the financial statements of Western Growers Financial Services, Inc. (the Company) as of June 30, 2020 and for the year then ended, and have issued our report thereon dated August 27, 2020. Additionally, we have reviewed management's statement of compliance with the exemption provisions under Rule 15c3-3 and have issued our report dated August 27, 2020. The Public Company Accounting Oversight Board (PCAOB) standards require that we provide you with the following information related to our audit.

Our Responsibility Under Standards Set by The Public Company Accounting Oversight Board (PCAOB)

As stated in our engagement letter dated May 15, 2020, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated May 15, 2020, to review management's statement included in the Company's exemption report under SEC Rule 17a-5 the identification of the provisions under which the Company claimed an exemption from SEC Rule 15c3-3; that the Company met the identified exemption provisions throughout the year without exception; and identify, if applicable, any exceptions in meeting the identified exemption provision.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in the engagement letter dated May 15, 2020 and our planning letter dated May 15, 2020.

Significant Audit Findings and Issues

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies for the year ended June 30, 2020. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A company's accounting policies and practices that are (a) most important to the portrayal of the company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- The Company's revenue recognition policies
- The Company's compliance with regulatory requirements
- The Company's transactions with related parties

The Company's financial statement disclosures sufficiently describe these accounting policies. We suggested no modifications to these disclosures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

Required Communications

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in conformity with U.S. GAAP.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which, among other things, requires the recognition of lease assets and lease liabilities by lessees, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. When effective, the ASU will supersede FASB ASC 840, Leases, and add Topic 842, Leases, to the FASB ASC. The new guidance was effective for the Company's year ending June 30, 2020, and on July 1, 2019, the Company adopted the standard using the effective date option to assess the impact of standard's adoption. The adoption of the standard did not require a cumulative adjustment in the period of adoption or the recording of a right of use asset or lease liability, as at the point of adoption, and at the end of the year the Company was not contractually obligated under any long term leasing arrangements.

If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to you. We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Other Information in Documents Containing Audited Financial Statements

The information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I II, and III. In forming our opinion on the information in Schedule I, II, and III, we evaluated whether the information in Schedule I II, and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is not expected to be modified or include explanatory language or paragraph.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Fraud and Illegal Acts

Fraud involving senior management and fraud (whether caused by senior management or other employees) that causes a material misstatement of the financial statements should be communicated to the audit committee in a timely manner and prior to the issuance of the auditor's report. We are also required to communicate any illegal acts involving senior management that come to our attention, unless clearly inconsequential.

There were no instances of fraud or illegal acts that came to our attention. Our audit is designed to obtain reasonable assurance, but not absolute assurance, of detecting errors on the financial statements as well as other illegal acts that have a direct and material effect on the financial statement amounts. Our audit does not include a detailed audit of transactions; such as would be necessary to disclose errors or fraud that did not cause a material misstatement of the financial statements.

Evaluation of the Company's Identification of, Accounting for, and Disclosure of Relationships and Transactions with Related Parties

The Company is responsible for identifying related parties and relationships and transactions with related parties, authorizing and approving transactions with related parties, accounting for and disclosing relationships and transactions with related parties in the financial statements, and establishing and maintaining internal controls over these processes. We are required to communicate our evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties.

We obtained an understanding of the Company's internal control over financial reporting for:

- Identifying related party relationships and transactions with related parties;
- Authorizing and approving transactions with related parties; and,
- Accounting for and disclosing relationships and transactions with related parties in the financial statements.

We obtained a listing of related parties and transactions from management, tested the accuracy and completeness of that listing, and inquired of management and others regarding their knowledge of related parties and relationships and transactions with related parties. We evaluated whether related party transactions have been properly accounted for and disclosed in the financial statements.

We are required to communicate other significant matters arising from the audit regarding the Company's relationships and transactions with related parties including, but not limited to:

- The identification of related parties or relationships or transactions with related parties that were previously undisclosed to us.
- The identification of significant related party transactions that have not been authorized or approved in accordance with the Company's established policies or procedures.
- The identification of significant related party transactions for which exceptions to the Company's established policies or procedures were granted.
- The inclusion of a statement in the financial statements that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction and the evidence obtained by the auditor to support or contradict such an assertion.
- The identification of significant related party transactions that appeared to us to lack a business purpose.

No such relationships or transactions were noted in the course of our audit.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.

Corrected Misstatements – None

Uncorrected Misstatements – See Appendix A

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letters dated August 27, 2020.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a *second opinion* on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Board of Directors on May 15, 2020.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This communication is intended solely for the information and use of the Board of Directors and management of Western Growers Financial Services, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
August 27, 2020

Western Growers Financial Services
Appendix A
Summary of Uncorrected Misstatements

	Account description	Asset	(Liability)	Revenue / expense	
1	Fiscal 2019 Accrued Audit Fees	$ -	$ -	$ 16,480	$ -
	Unadjusted differences	$ -	$ -	$ 16,480	$ -

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Western Growers Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Western Growers Financial Services, Inc. (the Company) as of June 30, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III we evaluated whether the information in Schedules I, II, and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 27, 2020

We have served as the Company's auditor since 2018.

Western Growers Financial Services, Inc.

Statement of Financial Condition
June 30, 2020

Assets

Cash and cash equivalents	$	756,032
Commissions receivable		207,673
Deposit with clearing broker		104,610
Investments, at fair market value		237,899
Office equipment, net		7,789
Prepaid expenses		13,416
Total assets	$	1,327,419

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	7,106
Employee compensation and benefits payable		94,661
Income taxes payable		142,577
Due to related parties		31,598
Total liabilities		275,942
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		75,000
Retained earnings		966,477
Total stockholder's equity		1,051,477
Total liabilities and stockholder's equity	$	1,327,419

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Income
For the Year Ended June 30, 2020

Revenues	
Commissions	$ 489,040
Management fees	1,044,565
Distribution fees	43,980
Interest income	8,845
Net investment (loss)	(85)
Total revenues	1,586,345
Expenses	
Employee compensation and benefits	696,083
Commission and floor brokerage	83,828
Occupancy	46,582
Taxes, licenses and fees	34,898
Other operating expenses	336,632
Total expenses	1,198,023
Income (loss) before income tax	388,322
Income tax provision	118,080
Net income	$ 270,242

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2019	$ 10,000	$ 75,000	$ 796,235	$ 881,235
Capital distributions			(100,000)	(100,000)
Net income			270,242	270,242
Balance at June 30, 2020	$ 10,000	$ 75,000	$ 966,477	$ 1,051,477

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2020

Cash flow from operating activities:		
Net income		$ 270,242
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense		$ 2,596
Net unrealized gain on investments		85
(Increase) decrease in assets:		
Deposit with clearing broker		(736)
Accounts receivable		(6,699)
Commissions receivable		(62,324)
Prepaid expenses		(1,727)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(17,358)
Employee compensation and benefits payable		9,533
Due to related parties		7,624
Income taxes payable		40,180
Net cash and cash equivalents provided by (used in) operating activities		241,416
Cash flow from financing activities:		
Capital distributions		(100,000)
Net cash and cash equivalents provided by (used in) financing activities		(100,000)
Net increase (decrease) in cash and cash equivalents		141,416
Cash and cash equivalents at beginning of year		614,616
Cash and cash equivalents at end of year		$ 756,032
Supplemental disclosure of cash flow information:		
Cash paid for interest		$ -
Cash paid for income taxes		$ 64,900

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Western Growers Financial Services, Inc. (the "Company") was incorporated on June 21, 2000, in the State of California, as the wholly-owned subsidiary of Western Growers Service Corp. (the "Parent"). Western Growers Service Corp. is in turn a wholly-owned subsidiary of Western Growers Association ("WGA"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a broker-dealer and state-registered investment adviser that provides several classes of services, including institutional and retail brokerage selling stocks, bonds, mutual funds and providing advisory services. Currently, the Company primarily provides services to agricultural organizations which are affiliated with WGA.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Presentation

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Receivables from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Investments

The Company follows the guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments - Debt and Equity Securities*. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and /or useful life are capitalized. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Office equipment is evaluated for impairment annually. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740 *Income Taxes*. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax law.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of June 30, 2020, the net receivable from clearing organization is $125,136.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2020 was $104,610.

Note 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of money market funds, mutual funds, and corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2020, these securities are carried at their fair market value of $237,899. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment loss of ($85).

Note 5: OFFICE EQUIPMENT, NET

Office equipment is recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and fixtures	$ 19,570	5-7
Computer Equipment	2,066	5-7
Total cost of office equipment	21,636	
Less: accumulated depreciation	(13,847)	
Office equipment, net	$ 7,789	

Depreciation expense for the year ended June 30, 2020 was $2,596.

Note 6: INCOME TAXES

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 82,655	$ -	$ 82,655
State	35,425	-	35,425
Total income tax expense (benefit)	$ 118,080	$ -	$ 118,080

The Company is required to file income tax returns in both federal and state jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For federal purposes, the stature of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2020 the IRS has not proposed any adjustment to the Company's tax position.

Note 7: FAIR VALUE MEASUREMENT

The Company follows the guidance in FASB ASC 820 *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2020:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment, at fair market value	$ 237,899	$ 237,899	$ -	$ -
Total	$ 237,899	$ 237,899	$ -	$ -

Note 8: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent, WGA, and several other affiliated companies to WGA. The Company pays its own compliance expenses related to its brokerage business and has a written agreement with WGA and its subsidiaries, whereby the Company reimburses WGA and its subsidiaries for the Company's portion of some of its operating expenses, including staff and various operation costs. In management's opinion, such amounts approximate those charges that would have been incurred if contracted with unrelated parties.

All receivables and payables to related parties are non-interest bearing and due on demand.

The Company has signed a licensing agreement with WGA, whereby the Company will pay a royalty fee to WGA for, among other things, the goodwill derived from the use of the Western Growers name. The amount of the royalty fee was $44,338 for the year ended June 30, 2020. It is included in the Other Operating Expenses in the Statement of Income.

A summary of administrative fees from WGA and its affiliates for the year ended June 30, 2020 is as follows:

	Legal retainer	Legislative monitoring	Royalty	Payroll expense allocations	Non-payroll expense Allocations	IT support	Total
Western Growers Association	$ 12,000	$ 12,000	$ 44,338				$ 68,338
Western Growers Service Corp				$ 128,880	$ 58,332	$ 7,524	194,736
	$ 12,000	$ 12,000	$ 44,338	$ 128,880	$ 58,332	$ 7,524	$ 263,074

The Company manages investments for several WGA affiliates. During the year ended June 30, 2020, the Company was compensated $703,200 for these services and the amount is included in the Management fee income in the Statement of Income.

Note 9: DEFINED CONTRIBUTION PENSION PLAN

The Company participates with various affiliates in a defined contribution pension plan that covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 7% of the participant's annual compensation. The Company also provides a 401(k) plan that allows eligible employees to contribute a percentage of their compensation, subject to Internal Revenue Service limitations, of which the Company will match up to 3% of the employee's compensation. For the year ended June 30, 2020, the Company contributed $46,011 into these plans.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2020, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: REVENUE RECOGNITION

Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commissions

Commissions are generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date or a trade execution services based on providing market prices and internal and regulatory guidelines. Commissions consist of the sale of equity and fixed income securities and unit investment trusts. The Company had commission's receivable of $138,650 at June 30, 2019.

Note 12: REVENUE RECOGNITION

(Continued)

Management Fees

Investment management fees. The Company provides investment management services on a daily basis. The Company believes the performance obligation for providing management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management or a flat fee based on its contractual agreement with the customer. Fees are received either monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 13: GUARANTEES

FASB ASC 460 *Guarantees* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at June 30, 2020 or during the year then ended.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2020, the Company had net capital of $937,151 which was $918,754 in excess of its required net capital of $18,397; and the Company's ratio of aggregate indebtedness ($275,942) to net capital was 0.29 to 1, which is less than the 15 to 1 maximum allowed.

Western Growers Financial Services, Inc.
Schedule I – Computation of Net Capital Requirements
Requirements Pursuant to Rule 15c3-1
June 30, 2020

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	75,000	
Retained earnings	966,477	
Total stockholder's equity		$ 1,051,477
Less: Non-allowable assets		
Office equipment, net	(7,789)	
Commissions and related party receivable - Non-allowable portion	(60,766)	
Prepaid expense	(13,417)	
Total non-allowable assets		(81,972)
Net capital before haircuts		969,505
Less: Haircuts on securities		
Haircut on marketable securities	(16,304)	
Haircut on mutual funds	(12,920)	
Haircut on money markets	(3,130)	
Total haircuts on securities		(32,354)
Net Capital		$ 937,151
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 18,397	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(18,397)
Excess net capital		$ 918,754
Ratio of aggregate indebtedness to net capital		0.29 : 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filing as of the same date.

Western Growers Financial Services, Inc.

Schedule II – Determining of Reserve Requirements Pursuant to Rule 15c303

As of June 30, 2020

A computation of reserve requirements is not applicable to Western Growers Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c303
As of June 30, 2020

Information relating to possession or control requirements is not applicable to Western Growers Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended June 30, 2020

Western Growers Financial Services, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2020

	Amount
Total assessment	$ 2,232
SIPC-6 general assessment Payment made on January 27, 2020	$ (964)
SIPC-7 general assessment Payment made on July 28, 2020	$ (1,268)
Total assessment balance (overpayment carried forward)	$ -